EXHIBIT 11

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	Year Ended December 31,
	2015	2014	2013
Basic Earnings per Share	(In thousands, except per share amounts)
Average common shares outstanding	95,825	95,973	95,048

Income available to common shareholders	$127,491	$116,750	$94,115

Basic earnings per share	$1.33	$1.22	$0.99

Diluted Earnings per Share
Average common shares outstanding	95,825	95,973	95,048
Effect of dilutive shares	299	329	284

Average diluted shares outstanding	96,124	96,302	95,332

Income available to common shareholders	$127,491	$116,750	$94,115

Diluted earnings per share	$1.33	$1.21	$0.99